SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K


     (MARK ONE)
                X   Annual Report Pursuant to Section 15(d) of the
               ---
                      Securities Exchange Act of 1934

                    For the fiscal year ended December 31, 1995

                                   OR

                    Transition Report Pursuant to Section 15(d) of the
               ---
                      Securities Exchange Act of 1934 for the
                      transition period from _________ to __________


                            Commission File # 1-4252



                       UIC 401(K) RETIREMENT SAVINGS PLAN
                       -----------------------------------
                            (Full title of the plan)



                          UNITED INDUSTRIAL CORPORATION
                          -----------------------------
        (Name of the issuer of the securities held pursuant to the plan)

                          United Industrial Corporation
                               18 East 48th Street
                            New York, New York 10017
                           --------------------------
                     (Address of principal executive office)

                              REQUIRED INFORMATION



     Item 4.
     -------

     The financial statements and schedules of the UIC 401(k) Retirement Savings Plan for the year ended December 31, 1995 (attached).




     Exhibits
     --------
     23.1  Consent of Ernst & Young LLP.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Committee of the UIC 401(k) Retirement Savings Plan (the "Plan"), which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 28th day of June, 1996.

                            UIC 401(K) RETIREMENT SAVINGS PLAN


                            By:  /s/ Paul J. Michaud
                               --------------------------------------------
                               Paul J. Michaud
                               Committee Member

                   Audited Financial Statements and Schedules

                       UIC 401(k) Retirement Savings Plan

                     Years ended December 31, 1995 and 1994
                       with Report of Independent Auditors

                       UIC 401(k) Retirement Savings Plan

                   Audited Financial Statements and Schedules


                     Years ended December 31, 1995 and 1994




                                    CONTENTS


Report of Independent Auditors  .......................................1

Financial Statements

Statements of Net Assets Available for Plan Benefits...................2
Statements of Changes in Net Assets Available for Plan Benefits........3
Notes to Financial Statements..........................................4

Department of Labor Schedules

Item 27a--Schedule of Assets Held for Investment Purposes.............10
Item 27d--Schedule of Reportable Transactions.........................11

ERNST & YOUNG LLP             *One North Charles            *Phone: 410 539 7940
                               Baltimore, Maryland 21201



                         Report of Independent Auditors

Administrative Committee
UIC 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the UIC 401(k) Retirement Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 financial statements taken as a whole.


                                                               ERNST & YOUNG LLP

June 7, 1996







       Ernst & Young LLP is a member of Ernst & Young International, Ltd.


                       UIC 401(k) Retirement Savings Plan

              Statements of Net Assets Available for Plan Benefits



                                                              DECEMBER 31
                                                           1995          1994
                                                       ------------  -----------
ASSETS
Investments, stated at fair value:
   Fidelity Magellan Fund                               $23,897,306  $16,558,075
   Fidelity Managed Income Portfolio                     18,627,395   17,766,454
   Fidelity Growth & Income Fund                          5,945,845    2,988,589
   Fidelity Retirement Government Money Market Fund       1,181,631      721,253
   Fidelity Contrafund                                    2,377,157      646,463
   Fidelity Investment Grade Bond Fund                      407,306       46,628
   United Industrial Corporation Common Stock               231,465       67,025
   Participant loans                                      1,276,836      837,497
                                                        -----------  -----------
Net assets available for Plan benefits                  $53,944,941  $39,631,984
                                                        ===========  ===========



See accompanying notes.



                       UIC 401(k) Retirement Savings Plan

         Statements of Changes in Net Assets Available for Plan Benefits



                                                           YEAR ENDED DECEMBER 31
                                                             1995          1994
                                                         -----------   ------------

ADDITIONS
Employee contributions                                   $  4,495,503  $  3,775,610
Employer contributions                                      1,197,912          --
Rollover contributions                                      2,258,061        84,510


Investment income:
   Fidelity Magellan Fund                                   1,385,264       647,391
   Fidelity Managed Income Portfolio                        1,096,507       964,737
   Fidelity Growth & Income Fund                              287,152       201,597
   Fidelity Retirement Government Money Market Fund            64,807        27,156
   Fidelity Contrafund                                        180,475          --
   Fidelity Investment Grade Bond Fund                         18,903         1,062
   United Industrial Corporation Stock Fund                     7,990         2,860
   Interest on loans to participants                           90,846        65,487
                                                         ------------  ------------
Total investment income                                     3,131,944     1,910,290
                                                         ------------  ------------
                                                           11,083,420     5,770,410

DEDUCTIONS
Withdrawals                                                 3,020,175     2,383,518

Net realized gain (loss) on investments                       609,241       (60,051)
Net unrealized appreciation (depreciation) in aggregate
   fair value of investments                                5,640,471    (1,042,459)
                                                         ------------  ------------
Net increase                                               14,312,957     2,284,382

Net assets available for Plan benefits at beginning of
   year                                                    39,631,984    37,347,602
                                                         ------------  ------------
Net assets available for Plan benefits at end of year    $ 53,944,941  $ 39,631,984
                                                         ============  ============



See accompanying notes.

                       UIC 401(k) Retirement Savings Plan

                          Notes to Financial Statements



1. SIGNIFICANT ACCOUNTING POLICIES

Investments in the Fidelity Magellan Fund, Fidelity Growth & Income Fund, Fidelity Managed Income Portfolio, Fidelity Retirement Government Money Market Fund, Fidelity Contrafund and Fidelity Investment Grade Bond Fund are reported at current redemption value. The United Industrial Corporation Common Stock is reported at market value, based on published market prices.

The change in the difference between cost and market value is reflected in the statements of changes in net assets available for plan benefits as net unrealized appreciation or depreciation in the aggregate fair value of investments. The net realized gain or loss on investments is the difference between the proceeds and the specific cost of the investments.

Rollover contributions represent transfers from other qualified retirement plans.

Administrative expenses associated with the UIC 401(k) Retirement Savings Plan (the "Plan"), including the amount paid to Fidelity Management Trust Co. for acting as custodian of the investments of the Plan, were paid by United Industrial Corporation (the "Company") in 1995 and 1994.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets during the period. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan. The purpose of the Plan is to encourage employees to save regularly and to provide additional funds upon retirement. Contributions are made by employees through payroll deductions and submitted to Fidelity Management Trust Company Cash Reserve Fund, then subsequently deposited in the investment option account(s) selected by the employee. The Company matches employees' contributions and has a profit sharing provision as specified in the Plan document. Employer contributions are vested after five years of service. The Company is the named fiduciary which controls and manages the operations of the Plan and acts as Administrator.

                       UIC 401(k) Retirement Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

All employees aged 21 or more who have completed six months of continuous employment and worked over 1,000 hours with the Company (including its participating subsidiaries) are eligible to participate in the Plan. Participating employees contribute to the Plan through payroll deductions in amounts ranging from 2% to 15% of their earnings up to a limit of $9,240 for 1995 and 1994, respectively. Contributions to the Plan are invested in the available investment options in accordance with the participants' elections. All employee contributions to the Plan are immediately vested.

The Company has the right to terminate the Plan at any time. In the event of a termination, the participants accounts shall be distributed to them in cash or in property or in any combination of cash and property.

Information about the Plan and the vesting and benefit provisions is contained in the Summary Plan Description of the Plan. Copies are available from the Human Resources Department of the Company.

3. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for Plan benefits was as follows:

                                             DECEMBER 31
                                          1995         1994
                                    -------------- --------------

Fidelity Magellan Fund                $23,897,306   $16,558,075
Fidelity Managed Income Portfolio      18,627,395    17,766,454
Fidelity Growth & Income Fund           5,945,845     2,988,589

4. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated January 16, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC), and is therefore not subject to tax under present income tax laws. The Plan sponsor believes that the Plan continues to qualify and operate as designed.

                       UIC 401(k) Retirement Savings Plan

5. RECONCILIATION TO FORM 5500

The following differences were noted in comparing the Form 5500 for the year ended December 31, 1995 to the accompanying financial statements:

 FORM 5500                                                                  AMOUNT PER
LINE NUMBER                                              AMOUNT PER          FINANCIAL
                            DESCRIPTION                   FORM 5500         STATEMENTS        DIFFERENCE
- -----------------------------------------------------------------------------------------------------------
32 b (4)(C)       Net gain (loss) on sale of
                     assets                           $       5,652     $       609,241    $     (603,589)

32 b (5)          Unrealized appreciation
                     (depreciation) of assets               (13,026)          5,640,471        (5,653,497)

32 b (6)          Net investment gain
                     from common/ collective
                     trusts                               1,096,507                   -         1,096,507

32 b (10)         Net investment gain
                     from registered
                     investment companies                 8,128,880                   -         8,128,880

- -                 Investment income from
                     common/collective trusts
                     and registered investment
                     companies (excluding
                     money market funds)                          -           2,968,301        (2,968,301)
                                                  ---------------------------------------------------------
                                                      $   9,218,013     $     9,218,013    $            -
                                                  =========================================================


                                       6


                                                          UIC 401(k) Retirement Savings Plan

                                                     Notes to Financial Statements (continued)


6. STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                                   DECEMBER 31, 1995
                     --------------------------------------------------------------------------------------------------------------
                                               FIDELITY
                                  FIDELITY    RETIREMENT                         FIDELITY
                     FIDELITY      MANAGED    GOVERNMENT   FIDELITY             INVESTMENT    UIC
                     MAGELLAN      INCOME    MONEY MARKET  GROWTH &   FIDELITY  GRADE BOND  COMMON
                       FUND       PORTFOLIO     FUND      INCOME FUND CONTRAFUND  FUND     STOCK FUND  LOAN FUND        TOTAL
                     --------------------------------------------------------------------------------------------------------------

Investments at fair
   value             $23,897,306  $18,627,395 $1,181,631 $5,945,845   $2,377,157 $407,306   $231,465                $52,668,105
Participant loans             --           --         --         --           --       --         --   $1,276,836     1,276,836
                     --------------------------------------------------------------------------------------------------------------
Net assets available
   for Plan benefits $23,897,306  $18,627,395 $1,181,631 $5,945,845   $2,377,157 $407,306   $231,465   $1,276,836   $53,944,941
                     ==============================================================================================================

                                                                   DECEMBER 31, 1994
                     --------------------------------------------------------------------------------------------------------------
                                               FIDELITY
                                  FIDELITY    RETIREMENT                         FIDELITY
                     FIDELITY      MANAGED    GOVERNMENT   FIDELITY             INVESTMENT    UIC
                     MAGELLAN      INCOME    MONEY MARKET  GROWTH &   FIDELITY  GRADE BOND  COMMON
                       FUND       PORTFOLIO     FUND      INCOME FUND CONTRAFUND  FUND     STOCK FUND  LOAN FUND        TOTAL
                     --------------------------------------------------------------------------------------------------------------

Investments at fair
   value             $16,558,075  $17,766,454  $721,253  $2,988,589   $646,463   $46,628    $67,025                 $38,794,487
Participant loans             --           --        --          --         --        --         --    $837,497         837,497
                     --------------------------------------------------------------------------------------------------------------
Net assets available
   for Plan benefits $16,558,075  $17,766,454  $721,253  $2,988,589   $646,463   $46,628    $67,025    $837,497     $39,631,984
                     ==============================================================================================================




                                                              UIC 401(k) Retirement Savings Plan

                                                           Notes to Financial Statements (continued)



7. STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                                     YEAR ENDED DECEMBER 31, 1995
                             -------------------------------------------------------------------------------------------------------
                                                       FIDELITY
                                           FIDELITY   RETIREMENT                           FIDELITY
                               FIDELITY    MANAGED    GOVERNMENT   FIDELITY               INVESTMENT    UIC
                               MAGELLAN     INCOME      MONEY      GROWTH &    FIDELITY   GRADE BOND  COMMON
                                 FUND      PORTFOLIO  MARKET FUND INCOME FUND  CONTRAFUND    FUND   STOCK FUND  LOAN FUND  TOTAL
                             -------------------------------------------------------------------------------------------------------
ADDITIONS
Employee contributions        $1,784,582  $1,371,997   $154,438    $719,572     $336,221   $99,987   $28,706             $4,495,503
Employer contributions           453,605     378,525     50,821     187,476       86,331    32,277     8,877              1,197,912
Rollover contributions           444,335     577,324    338,381     434,188      285,378   123,958    26,385    $28,112   2,258,061
Investment income              1,385,264   1,096,507     64,807     287,152      180,475    18,903     7,990     90,846   3,131,944
                             -------------------------------------------------------------------------------------------------------
                               4,067,786   3,424,353    608,447   1,628,388      888,405   275,125    71,958    118,958  11,083,420

DEDUCTIONS
Withdrawals                   (1,108,839) (1,241,677)   (74,133)   (378,642)     (81,932)  (68,298)   (3,387)   (63,267) (3,020,175)

Net realized gain (loss) on
   investments                   452,708          --         --     116,668       41,956     2,181    (4,272)        --     609,241
Net unrealized appreciation
   (depreciation) in
   aggregate fair value of
   investments                 4,430,608          --         --     996,958      200,851    15,156    (3,102)        --   5,640,471

Interfund transfers, net        (503,032) (1,321,735)   (73,936)    593,884      681,414   136,514   103,243    383,648          --
                             -------------------------------------------------------------------------------------------------------
Net increase                   7,339,231     860,941    460,378   2,957,256    1,730,694   360,678   164,440    439,339  14,312,957
Net assets available for
   Plan benefits at
   beginning of year          16,558,075  17,766,454    721,253   2,988,589      646,463    46,628    67,025    837,497  39,631,984
                             -------------------------------------------------------------------------------------------------------
Net assets available for
   Plan benefits at end of
   year                      $23,897,306 $18,627,395 $1,181,631  $5,945,845   $2,377,157  $407,306  $231,465 $1,276,836 $53,944,941
                             =======================================================================================================


                                                              UIC 401(k) Retirement Savings Plan

                                                           Notes to Financial Statements (continued)



7. STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION (CONTINUED)

                                                                         YEAR ENDED DECEMBER 31, 1994
                             -------------------------------------------------------------------------------------------------------
                                                       FIDELITY
                                           FIDELITY   RETIREMENT                           FIDELITY
                               FIDELITY    MANAGED    GOVERNMENT   FIDELITY               INVESTMENT    UIC
                               MAGELLAN     INCOME      MONEY      GROWTH &    FIDELITY   GRADE BOND  COMMON
                                 FUND      PORTFOLIO  MARKET FUND INCOME FUND  CONTRAFUND    FUND   STOCK FUND LOAN FUND   TOTAL
                             -------------------------------------------------------------------------------------------------------
ADDITIONS
Employee contributions        $1,633,999  $1,384,307   $101,643    $529,581    $94,512     $13,558   $18,010        --   $3,775,610
Rollover contributions            17,434       7,385         --          --         --          --       453   $59,238       84,510
Investment income                647,391     964,737     27,156     201,597         --       1,062     2,860    65,487    1,910,290
                             -------------------------------------------------------------------------------------------------------
                               2,298,824   2,356,429    128,799     731,178     94,512      14,620    21,323   124,725    5,770,410

DEDUCTIONS
Withdrawals                     (903,634) (1,139,240)   (93,584)   (182,109)    (6,938)         --    (2,674)  (55,339)  (2,383,518)

Net realized gain (loss) on
   investments                   (54,420)         --         --      (5,552)      (787)         --       708        --      (60,051)
Net unrealized depreciation
   in aggregate fair value
   of investments               (887,068)         --         --    (140,214)    (7,671)     (1,327)   (6,179)       --   (1,042,459)

Interfund transfers, net        (419,835)   (570,551)   (24,659)    390,865    567,347      33,335    14,409     9,089           --
                             -------------------------------------------------------------------------------------------------------
Net increase                      33,867     646,638     10,556     794,168    646,463      46,628    27,587    78,475    2,284,382
Net assets available for
   Plan benefits at
   beginning of year          16,524,208  17,119,816    710,697   2,194,421         --          --    39,438   759,022   37,347,602
                             -------------------------------------------------------------------------------------------------------
Net assets available for
   Plan benefits at end of
   year                      $16,558,075 $17,766,454   $721,253  $2,988,589   $646,463     $46,628   $67,025  $837,497  $39,631,984
                             =======================================================================================================



                          Department of Labor Schedules



                       UIC 401(k) Retirement Savings Plan

            Item 27a--Schedule of Assets Held for Investment Purposes

                                December 31, 1995

                                                    DESCRIPTION                                    CURRENT
              IDENTITY OF ISSUE                    OF INVESTMENT                 COST               VALUE
- ---------------------------------------------------------------------------------------------------------------
Fidelity Magellan Fund                               277,940 shares          $19,775,951         $23,897,306

Fidelity Managed Income Portfolio                 18,627,395 shares           18,627,395          18,627,395

Fidelity Growth & Income Fund                        219,809 shares            4,981,892           5,945,845

Fidelity Retirement Government Money Market
   Fund                                            1,181,631 shares            1,181,631           1,181,631

Fidelity Contrafund                                   62,524 shares            2,184,474           2,377,157

Fidelity Investment Grade Bond Fund                   55,190 shares              393,476             407,306

United Industrial Corporation Common Stock            40,255 shares              246,342             231,465

Participant loans                              $1,276,836 principal
                                                  balance; interest
                                                   rates from 7% to
                                               14.5%; maturities to
                                               10/18/10                        1,276,836           1,276,836
                                                                      -----------------------------------------
Total assets held for investment purposes                                    $48,667,997         $53,944,941
                                                                      =========================================

                                                          UIC 401(k) Retirement Savings Plan

                                                   Item 27d--Schedule of Reportable Transactions

                                                              Year Ended December 31, 1995
                                                                                                  CURRENT
                                                                                                  VALUE OF
                                                                                                  ASSET ON
  IDENTITY OF PARTY                                   PURCHASE        SELLING      COST OF       TRANSACTION
      INVOLVED            DESCRIPTION OF ASSETS        PRICE           PRICE        ASSET           DATE          NET GAIN
- -----------------------------------------------------------------------------------------------------------------------------------

Category (iii)--Series of transactions in excess of 5% of plan assets
- ---------------------------------------------------------------------
Fidelity Investments       Magellan Fund            $5,302,985                                  $5,302,985

Fidelity Investments       Magellan Fund                           $2,847,069    $2,394,361      2,847,069        $452,708

Fidelity Investments       Contrafund                1,801,115                                   1,801,115

Fidelity Investments       Contrafund                                 313,229       271,273        313,229          41,956

Fidelity Investments       Growth & Income Fund      2,843,706                                   2,843,706

Fidelity Investments       Growth & Income Fund                     1,000,076       883,408      1,000,076         116,668

Fidelity Investments       Managed Income Portfolio  4,623,924                                   4,623,924

Fidelity Investments       Managed Income Portfolio                 3,762,983     3,762,983      3,762,983               -

There were no category (i), (ii) or (iv) reportable transactions during 1995.

                                  EXHIBIT INDEX



     Exhibit No.       Description
     -----------       -----------

         23.1          Consent of Independent Auditors